Exhibit 99.5

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 20th February 2003 that on 19th February 2003 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (“the Trust”) disposed of 11,406 Ordinary Shares at a price of 63.25 pence per share.

Following the disposal, 54,738,313 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Rob Rowley, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.